TranSwitch Corporation
3 Enterprise Drive
Shelton, CT 06484

September 3, 2008

Securities and Exchange Commission
ATTN: Kevin L. Vaughn
Accounting Branch Chief
100 F Street, NE
Washington, DC 20549-3628

RE:	TranSwitch Corporation

Ladies and Gentlemen:

TranSwitch Corporation, a Delaware corporation (“TranSwitch”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”) this letter reflecting TranSwitch’s response to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Robert A. Bosi dated August 21, 2008 regarding TranSwitch’s Annual Report on Form 10-K originally filed on March 13, 2008. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Staff’s letter.

Questions and Answers

Form 10-K as of December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Overview, page 31

Comment 1.
We note that your “Overview” section repeats much of the same information as contained in your “Business” discussion. In your applicable future filings, please revise your overview to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For example, we note you have not provided an executive-level discussion of your declining net revenues, high research and development expenses as a percentage of net revenues, net losses and net cash used by operating activities and what actions management has taken with respect to known trends and uncertainties. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.

Response 1.	TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that it will revise the “Overview” section as suggested in its appropriate future filings.

Results of Operations, page 35

Comment 2.
In future filings, to the extent practicable, please provide more discussion and analysis of the various components of your line item results. For instance, discuss in reasonable detail why optical transport revenues for fiscal 2007 declined 36% from 2006. Discuss whether this is a trend and why. Also discuss the reasons for the decline in gross profit margin from 72% to 62% in 2007. Is this particular to individual product lines? Discuss whether this is a trend and why.

Response 2.
TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that it will appropriately revise its future filings, to the extent practicable, to include discussion and analysis of the various components of its line item results.

Restructuring Charges, page 37

Comment 3.
We note that you implemented a formal restructuring plan which resulted in $1.5 million and $248,000 of expenses during 2007 and in the first quarter of 2008, respectively. Please expand your MD&A in future filings to include discussion of the likely effects of management’s plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. You should identify the periods in which material cash outlays are anticipated and the expected source of their funding. You should also discuss material revisions to exit plans, exit costs, or the timing of the plan’s execution, including the nature and reasons for the revisions. The expected effects on future earnings and cash flows resulting from the exit plan should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. In later periods if actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than as expected, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity. Refer to SAB Topic 5-P.4.

Response 3.
TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that it will revise its future filings to include discussion of the likely effects of management’s plans on financial position, future operating results and liquidity as appropriate.

Consolidated Financial Statements and Financial Statement Schedule, page 43

Note 1. Business and Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 52

Comment 4.
We note from your disclosures on page 8 that you offer customers software programs for control of your configurable devices. Please revise future filings to discuss whether the software is more than incidental to the products, as defined by footnote 2 to paragraph 2 of SOP 97-2. As appropriate, also revise future filings to disclose how you account for the software, upgrades/enhancements, post contract customer support, and services.

Response 4.
TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that the software discussed on page 8 is installed on the computer chips that TranSwitch sells to its customers and are incidental to the product. TranSwitch will revise its future filings appropriately.

Note 2. Acquisitions, page 55

Comment 5.
We note that $5.2 million of the ASIC Design Center Division of Data - JCE purchase price and $4.9 million of the Mysticom Ltd. purchase price was allocated to goodwill. Please revise future filings to discuss the factors that contributed to a purchase price for these acquisitions that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51.b. of SFAS 141.

Response 5.
TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that it will revise its future filings as appropriate to discuss the factors that contributed to allocating the previously disclosed portions of the purchase price amounts for each of the ASIC Design Center Division of Data - JCE and Mysticom acquisitions as goodwill.

Note 4. Inventories, page 58

Comment 6.
We note your presentation here of the effects of excess and obsolete charges and benefits on your gross profit. We note a similar presentation in MD&A on page 37. While disclosure of the effect of these items is beneficial to an investor’s understanding of your results of operations and should continue to be disclosed in future filings, the current disclosure format results in the presentation of a non-GAAP financial measure for gross profit, as adjusted. Please address the following:

•	Revise future filings to remove the non-GAAP financial measure for gross profit, as adjusted, from the notes to your consolidated financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

•
With respect to the presentation on page 37, if you elect to continue to present the non-GAAP financial measure in your MD&A, please revise future filings to include the disclosures required by Item 10(e)(1)(i)(C) and Item 10(e)(1)(i)(D) of Regulation S-K.

Response 6.	TranSwitch acknowledges the Staff’s comments and supplementally advises the Staff that it will revise its future filings appropriately.

Note 6. Segment Information and Major Customers, page 59

Comment 7.
We note your disclosures of long-lived assets by geographic location, which includes ASIC goodwill in 2007. Please revise this disclosure in future filings to present only tangible assets. Refer to Question 22 in the FASB Staff Implementation Guide to Statement 131.

Response 7.	TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that it will revise its future filings to present only tangible assets as appropriate.

Note 11. Restructuring and Asset Impairment Charges, page 66

Comment 8.
We note that you recorded restructuring charges of approximately $1.5 million related to workforce reductions during 2007 and net restructuring charges of $72,000 during the six months ended June 30, 2008. In future filings, beginning with the period in which an exit plan is initiated, until the exit plan is completed, please revise to include all of the disclosures required by paragraph 20 of SFAS 146.

Response 8.	TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that it will revise its future filings to meet the disclosure requirements of paragraph 20 of SFAS 146.

Comment 9.
We note that you have a remaining facility lease restructuring liability of $20.7 million as of December 31, 2007. It appears that this relates to excess space in Shelton, Connecticut. Based on your disclosures on page 26, it appears that you have sublet most of this space. Given the significance of this liability, please address the following:

•	Tell us and revise future filings to disclose the nature of the facility lease liability, including when you originally vacated the associated facilities and the remaining term of the liability.

•	Provide details regarding your expected amortization of the remaining amount of the liability through the end of the lease term.

Response 9.
TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that this liability arose from a restructuring charge that TranSwitch recognized in the fourth quarter of fiscal year 2001 for its Shelton, Connecticut facility. The restructuring charge was for the recognition of net future minimum lease obligations through fiscal 2017, net of future expected sublease lease income obligations which currently extend to 2009. TranSwitch is in the process of marketing the property with the aim to negotiate sub-lease commitments from fiscal 2009 to fiscal 2017. TranSwitch will revise future filings to include such information.

Item 11. Executive Compensation

Proxy Statement

2007 Executive Compensation Components, page 31

Comment 10.
We note from the disclosure that you have incorporated by reference from your proxy statement that you have not provided a quantitative discussion of the terms of the “key metrics targets” to be achieved in order for your named executive officers to earn their stock option awards under the Management Incentive Plan and how the achievement of those targets resulted in the actual number of options awarded to such officers. In future filings provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. To the extent that that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K. Also, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response 10.
TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that the specific metric targets that TranSwitch utilizes are based on its operating plan and that such disclosure would result in competitive harm to TranSwitch. TranSwitch will revise future filings to clarify this point.

Executive compensation, page 36

Comment 11.
It is unclear why the table required by Item 402(d) of Regulation S-K and the narrative discussion called for by Item 402(e) were omitted. It is also unclear why the table required by Item 402(g) does not contain information with respect to any named executive officer other than Michael McCoy. Please provide all of the required information in your future filings.

Response 11.
TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that it believes that it has complied with the requirements of Item 402(d) and 402(e) in narrative form on page 32 of its Proxy Statement, but will take the Staff’s comment into consideration when preparing future filings. TranSwitch also supplementally advises the Staff that it will include the chart required by Item 402(d) in future filings. With respect to the Staff’s comment regarding Item 402(g), TranSwitch believes that it has complied with this requirement as Mr. McCoy was the only named executive officer who exercised options in fiscal year 2007 and no stock awards to named executive officers were outstanding.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 3. Recent Accounting Pronouncements, page 6

Comment 12.
We note your disclosure here that the fair value for investments in non-publicly traded companies was based on third party valuation models, which you state is a Level 2 input under SFAS 157. Please address the following:

•
Tell us more about the third party valuation models used in valuing the investments in non-publicly traded companies. Discuss who performed the valuation (i.e., management or an outside party) and the significant inputs into the valuation model.

•
To the extent that you have relied upon a third party to value your investments in non-publicly traded companies, please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the valuation of the investments.

•	Tell us and revise future filings to clarify why you believe your valuation of these investments should be considered Level 2 under paragraph 28 of SFAS 157

•
We do not see where you have provided the disclosures required by 32(e) of SFAS 157. Paragraph 39 of SFAS 157 indicates that in the initial period of adoption, all of the disclosures required by paragraphs 32-35 of SFAS 157, including those that relate to annual periods only, should be provided. Please tell us how your disclosures comply with paragraph 39 and 32(e) of SFAS 157. Alternatively, please include such disclosures in your next Form 10-Q.

Response 12.
TranSwitch acknowledges the Staff’s comment and supplementally advises the Staff that TranSwitch accounts for its investment in non-publicly traded companies at cost as it has disclosed in Footnote 10 of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008. TranSwitch has used internal financial models to determine impairment of these investments. The significant inputs include, but are not limited to, financial statements, business plans and projections for the non-publicly traded companies. Upon review of the disclosure with regard to the level of the input required under Paragraph 28 of SFAS 157, we have concluded that the level was inadvertently labeled “2” as opposed to “3.” TranSwitch will adjust future filings to “level 3” accordingly. With respect to the Staff’s comments regarding compliance with paragraph 32(e) and paragraph 39 of SFAS 157, TranSwitch will revise its future filings appropriately.

As requested by the Staff, TranSwitch hereby acknowledges as follows:

1.	TranSwitch is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.
TranSwitch understands that Staff comments or TranSwitch’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to TranSwitch’s filing; and

3.	TranSwitch understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (203) 929-8810, x2465, should you require additional information or have questions regarding this letter.

Very truly yours,

TRANSWITCH CORPORATION

By:	/s/ Robert Bosi
Robert A. Bosi
Vice President and Chief Financial Officer

cc:	Alan Morris, Securities and Exchange Commission
Santanu Das, Ph.D., TranSwitch Corporation
Timothy C. Maguire, Esq., Brown Rudnick LLP